Exhibit 21.1

FUSION PHARMACEUTICALS INC.

The following is a list of significant subsidiaries of Fusion Pharmaceuticals Inc. as of March 31, 2020.

SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
Fusion Pharmaceuticals US Inc.	Delaware
Fusion Pharmaceuticals (Ireland) Limited	Ireland